Kyivstar restores mobile internet across Ukraine, reactivates international roaming Amsterdam, 15 December 2023, 19.30 CET – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, today announces that its Ukrainian subsidiary Kyivstar has restored mobile internet services across the country following Tuesday’s widespread cyber- attack. The restoration of mobile internet covers all communication standards including 4G. In addition to reactivation of mobile internet, international roaming services have also been restored over the past 24 hours. More than 95% of mobile network base stations in the territory controlled by Ukraine are now active and working, up from yesterday evening’s 90%. Kyivstar had previously announced the reactivation of fixed connectivity and mobile voice services; and will now focus on launching SMS services and restoring access to the MyKyivstar self-care application. The company continues to work on ensuring the stability and quality of the services as restoration progresses. The actual experience of Kyivstar customers might vary depending on a number of factors, and the company’s technical team are working diligently to resolve all issues related to accessibility of the network and the quality of the experience. VEON and Kyivstar thank the Ukrainian law enforcement agencies, the Security Service of Ukraine and government agencies for their immediate response and assistance in addressing the attack, and their support in restoring services. They also express their gratitude to Kyivstar customers, corporate clients, partners and industry colleagues for the overwhelming support they have shown on public and private channels. VEON and Kyivstar reiterate their commitment to keeping Ukraine connected and resilient. Important Notice Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s efforts to address the consequences of a cyberattack. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information: VEON Hande Asik Group Director of Communication pr@veon.com

TUVA Partners Julian Tanner Julian.tanner@tuvapartners.com